SEALSQ Corp Announces H1 2025 Preliminary Revenue and Other Key Financial Metrics: Updates on Planned Deployment of Post-Quantum Security Solutions by 2025 Year-End

Announces FY 2025 revenue guidance of between $16.0 million to $20.0 million, representing year-on-year growth of 45% - 82%

New Quantum Resistant Chip Offering, Quantix Edge Partnership and IC’ALPS ASIC Acquisition to Drive 2026 Revenue Surge and Global Expansion

Geneva, Switzerland, July 3, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today reports its preliminary unaudited financial metrics for the six-month period ended June 30, 2025 (H1 2025). The Company also updates on its transformative operational milestones, announces initial FY 2025 revenue guidance and reaffirms outlook for 2026 and beyond.

H1 2025 Key Financial Metrics

•	Revenue: H1 2025 preliminary unaudited revenue of $4.8 million, was in line with H1 2024 and, as anticipated, reflective of the continued transitional period as the strategic pivot from legacy products to next-generation post-quantum semiconductors and software solutions continues.

•	Cash Position: Bolstered cash reserves of $120 million as of June 30, 2025, up from $19 million compared to June 30, 2024, and $85 million compared to December 31, 2024, provides substantial liquidity to fuel PQC innovation and global expansion.

Announces Initial Full Year 2025 Revenue Guidance and Growth Catalysts

•	2025 Full Year Outlook: The Company anticipates full year 2025 revenue to be in the range of $16.0 million to $20.0 million, representing year-on-year growth of between 45% and 82%. This full-year outlook is based upon our best estimates of the timing of the completion of the IC’ALPS acquisition as well as the start date for the Quantix Edge project.

•	2026 and Beyond: The Company expects 2026 will be a period of further growth, fueled by several new revenue streams including a full year of revenue relating to the IC’ALPS acquisition, the commencement of the Quantix Edge project, and the revenues from the launch of the TPM Post-Quantum resistant chip. SEALSQ plans to disclose expectations as this business continues to evolve but it currently expects 2026 to reflect similar year-on-year revenue growth in the 50% to 100% range.

•	Business Pipeline: The Company’s new business pipeline continues to grow and is now standing at $145 million of revenue opportunities with both current and prospective clients for the period 2026 to 2028 (as of July 3, 2025). This is driven by surging demand for quantum-resistant security solutions and sovereign semiconductor design expertise.

Carlos Moreira, CEO of SEALSQ, commented: “While H1 2025 marked the expected continuation of a transitional period as we aligned our portfolio with the post-quantum era, H2 2025 will be a pivotal inflection point for SEALSQ. With clear visibility into our current business and growth drivers, we expect our second half of the year to be substantially stronger than the first half in terms of revenue. Thus, for the second half of 2025, we expect revenues of between $11 million and $15 million, fueled by major commercial projects and the consolidation of some revenues relating to IC’ALPS.”

Mr. Moreira added, “With standard QVault TPM and custom ASICs solutions, and our expanding network of Test and Personalization Centers, we are laying the foundation for important growth in 2026. Although we do not expect our Spain-based Personalization Center project to be fully activated so as to have a significant impact on our 2025 revenue, we believe it will act as a catalyst for 2026, and we expect it to generate significant revenues that year. These factors, combined with our global PQC leadership, position SEALSQ for accelerated growth in 2026. We stand at a pivotal moment in the evolution of digital trust — where semiconductor security-based solutions and quantum-resistant technologies are becoming the backbone of a digital world that is secure, connected, and built for a better future.”

Strategic Milestones Achieved in H1 2025

•	IC’ALPS Acquisition progress: in May 2025, SEALSQ signed the Share Purchase Agreement with Doliam to acquire IC’ALPS, a French ASIC design company and official partner of Intel Foundry, TSMC, and GlobalFoundries. The acquisition will bolster SEALSQ’s custom chip and IP development capabilities, reinforcing its leadership in building a PQC-focused hardware ecosystem. The closing of the acquisition is subject to the French government approval, expected on or before August 15, 2025. Of note, for H1 2025, IC’ALPS generated an estimated unaudited French GAAP revenue of approximately $4.0 million, which is not included in the SEALSQ revenues for H1 2025.

•	Quantix Edge Partnership: As recently communicated, the Government of Spain has announced the launch of Quantix Edge project through the Spanish Society for Technological Transformation. The total investment amounts to EUR 40 million, of which SEALSQ, in conjunction with its parent WISeKey, is contributing approximately 25%. SEALSQ will provide additional updates regarding the Quantix Edge project following the establishment of the Spanish entity which is estimated to be completed in early Q4 2025.

•	ASIC Partnership: A multi-million-dollar custom ASIC development leveraging the QS7001 architecture, is on track to close by Q4 2025 with a leading technology company.

•	First Investment in ColibriTD & QaaS Offering: SEALSQ has completed a first investment in ColibriTD, a Quantum as a Service company. The initiative is part of SEALSQ’s previously announced $20 million budget allocated to invest and develop technological synergies with Quantum companies to offer a full panel of Quantum related services in applications like Automotive, Medtech, Space etc.

•	QUASARS Program: Engineering samples of the QS7001™ post-quantum microcontroller already delivered to initial partners in Q2 2025, with production samples and development kits scheduled to be shipped to customers at the end of Q3 2025, and initial revenues expected in 2026.

•	QVault TPM Commercialization: Customer sampling is anticipated to begin in Q4 2025, with initial revenue expected in 2026.

Strategic Investments Fueling Growth

Recent capital infusions have strengthened SEALSQ’s financial position, and enabled the accelerated development of its post-quantum chip portfolio, strategic investments like the acquisition of IC’ALPS SAS for a fixed purchase price of EUR 12.5 million and the $10 million investment in WISeSat.Space for quantum-resilient satellite communication, and the progression of its global Design & Personalization Centers through the recently announced Quantix Edge Security project.

Combined with a robust cash reserve of $120 million as of June 30, 2025, these funds well-position SEALSQ to capitalize on opportunities arising from the growing demand for quantum-resistant technologies and drive commercialization in H2 2025 and beyond.

Market Valuation and Strategic Potential

Quantum and post-quantum technology companies often command high valuations despite low current revenues because their value lies in future strategic potential. Like the internet and mobile revolutions, quantum computing and cryptography are seen as platform shifts that will transform industries such as cybersecurity, defense, healthcare, and finance. Governments are prioritizing quantum-secure infrastructure for national security and digital sovereignty, making post-quantum firms attractive strategic assets regardless of current income. These companies typically face long R&D cycles, but their intellectual property, research partnerships, and leadership in emerging standards (e.g., NIST’s Kyber and Dilithium) are seen as major future revenue drivers. The market is expected to follow a winner-takes-most dynamic, with early leaders securing dominant positions. As large enterprises begin migrating to post-quantum cryptography (PQC), a “gold rush” effect is underway, with buyers seeking early access to scalable, quantum-ready solutions.

SEALSQ Post-Quantum Chips: Pioneering Quantum-Resilient Security

SEALSQ’s post-quantum chip portfolio, including the QVault™ Trusted Platform Module (TPM) and QS7001™ hardware platform, leads the industry in delivering hardware-based solutions to counter quantum computing threats. Designed for critical sectors like defense, IoT, satellites, and automotive, these chips ensure long-term data protection against “harvest now, decrypt later” risks.

“Our post-quantum chips are meant to be the backbone of tomorrow’s secure, connected ecosystems,” said Jean-Pierre Enguent, CTO of SEALSQ. “With QVault TPM and QS7001, we are empowering industries to stay ahead of quantum vulnerabilities.”

Key Features and Benefits:

•	Advanced Certifications: Achieve FIPS 140-3 and Common Criteria EAL5+ standards, providing tamper-resistant environments for cryptographic operations.
•	NIST-Approved Algorithms: Embed ML-DSA-87 (Dilithium) for digital signatures and ML-KEM-1024 (Kyber) for key encapsulation, offering AES-256-equivalent security.
•	Broad Application Support: Enable secure firmware signing, device authentication, and key management for drones, smart cities, WISeSat satellites, and V2X automotive systems.
•	Customizable RISC-V Platform: QS7001 supports tailored firmware and ASIC designs, allowing customers to develop application-specific quantum-resistant solutions.

Positioned for a Quantum-Resilient Future

As quantum computing advances, SEALSQ is at the forefront of countering “harvest now, decrypt later” threats. The Company’s early adoption of NIST-approved algorithms, leadership in RISC-V secure microcontrollers, and strategic partnerships in drone security, automotive systems, and sovereign identity infrastructure solidify its role as a critical enabler of cybersecurity. SEALSQ’s roadmap aligns with emerging mandates, including the EU Cyber Resilience Act and the U.S. Cyber Trust Mark, positioning it as a trusted partner for governments and enterprises worldwide.

For further details on SEALSQ’s financial performance and strategic initiatives, visit www.sealsq.com.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com